UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5) 1

Oxford Lane Capital Corp
(Name of Issuer)

Cumulative Preferred
(Title of Class of Securities)

691254433, 691543508, 691543607
(CUSIP Number)

Jodi Hedberg, Chief Compliance Officer
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 691254433, 691543508, 691543607

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,643,673
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,713,673
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,713,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.41%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 691254433, 691543508, 691543607

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,050 *
	8	SHARED VOTING POWER 23,207 *
	9	SOLE DISPOSITIVE POWER 38,050 *
	10	SHARED DISPOSITIVE POWER 23,207 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,257 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
*See Items 2 and 5.

CUSIP NO. 691254433, 691543508, 691543607

.. ..

The following constitutes Amendment No. 5 to the Schedule 13D (as amended, the "Schedule 13D") filed by the undersigned. This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 of the Schedule D is hereby amended and restated as follows:
a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by The Karpus Family Foundation, Inc. and Karpus Investment Management Profit Sharing Plan Fund C- Growth Common Stock Fund (collectively, the "Karpus Entities").

CUSIP NO. 691254433, 691543508, 691543607

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:
Karpus, an independent registered investment advisor, has accumulated 1,713,673 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 17.41% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 1,713,673 Shares beneficially owned by Karpus Investment Management is approximately $42,799,874, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 61,257 Shares held by Mr. Karpus and the Karpus Entities is approximately $1,530,241, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

CUSIP NO. 691254433, 691543508, 691543607

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 9,845,416 Shares outstanding, which is the total number of Shares outstanding as of September 30, 2019 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on November 1, 2019 in aggregrate with 3,500,000 shares of OXLCP as displayed in offering documents.

A ..	Karpus Investment Management

(a)	As of the close of business on March 05, 2020 , Karpus Investment Management beneficially owned 1,713,673 Shares held in the Accounts.

Percentage: 17.41%

(b)	1. Sole power to vote or direct vote: 1,643,673
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,713,673
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus Investment Management over the last 60 days are set forth in Schedule B and incorporated herein by reference.

B ..	George W. Karpus

(a)
As of the close of business on March 5, 2020, George W. Karpus beneficially owned 38,050 Shares. In addition, George W. Karpus may be deemed to beneficially own the 23,207 Shares held in the Karpus Entities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 38,050
2. Shared power to vote or direct vote: 23,207
3. Sole power to dispose or direct the disposition: 38,050
4. Shared power to dispose or direct the disposition: 23,207

(c)	The transactions in the Shares in the Karpus Entitites over the last 60 days are set forth in Schedule B and incorporated herein by reference.

CUSIP NO. 691254433, 691543508, 691543607

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

CUSIP NO. 691254433, 691543508, 691543607

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 9, 2020

KARPUS MANAGEMENT, INC.

By:	/s/ Jodi Hedberg
	Name:	Jodi Hedberg
	Title:	Chief Compliance Officer

CUSIP NO. 691254433, 691543508, 691543607

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	65 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	400 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott, CFA	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 691254433, 691543508, 691543607

SCHEDULE B

Transactions in the Shares of OXLCO over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Sale of Common Stock	(500)	$25.55	1/8/2020
Sale of Common Stock	(5,250)	$25.58	1/9/2020
Sale of Common Stock	(600)	$25.13	3/6/2020

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Transactions in the Shares of OXLCP over the last 60 days.

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	360,000	$24.80	2/6/2020
Purchase of Common Stock	13,800	$24.75	2/12/2020
Purchase of Common Stock	17,100	$24.80	2/14/2020
Purchase of Common Stock	7,765	$24.87	2/21/2020
Purchase of Common Stock	10,850	$24.62	2/24/2020
Purchase of Common Stock	20,083	$24.62	2/25/2020
Purchase of Common Stock	5,496	$24.59	2/26/2020
Purchase of Common Stock	9,947	$24.44	2/27/2020
Purchase of Common Stock	1,580	$24.24	2/28/2020
Purchase of Common Stock	1,600	$24.41	3/2/2020
Purchase of Common Stock	2,075	$24.47	3/3/2020
Purchase of Common Stock	7,819	$24.79	3/4/2020
Purchase of Common Stock	11,400	$24.75	3/5/2020

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Transactions in the Shares of OXLCM over the last 60 days.

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	525	$25.68	1/6/2020
Sale of Common Stock	(6)	$26.16	1/7/2020
Sale of Common Stock	(1,000)	$25.68	1/8/2020
Sale of Common Stock	(833)	$25.67	1/10/2020
Sale of Common Stock	(90)	$25.75	1/13/2020
Purchase of Common Stock	400	$25.82	1/14/2020
Purchase of Common Stock	300	$25.55	1/17/2020
Sale of Common Stock	(20)	$25.65	1/28/2020
Sale of Common Stock	(30)	$25.56	1/30/2020
Sale of Common Stock	(37)	$25.08	3/5/2020

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Transactions in the Shares of OXLCP over the last 60 days.

GEORGE KARPUS SHARED POWER
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	6,000	$24.80	2/6/2020
Purchase of Common Stock	1,500	$24.75	2/12/2020
Purchase of Common Stock	55	$24.80	2/14/2020
Purchase of Common Stock	500	$24.62	2/24/2020
Purchase of Common Stock	1	$24.45	2/27/2020